U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Check this box if no longer

subject to Section 16.

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 4 or Form 5

obligations may continue.

See Instruction 1(b).

1. Name and Address of Reporting Person Richard D. Surber	2. Issuer Name and Ticker or Trading Symbol Kelly's Coffee Group, Inc. OTC-Bulletin Board Symbol =KLYS		6. Relationship of Reporting Person to Issuer (Check all applicable) X Director X 10% Owner X Officer (give title below) Other (specify below) Surber is President and Director of the Issuer. .
(Last) (First) (Middle) 268 West 400 South - Suite 300	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year February, 2002
(Street) Salt Lake City Utah 84101		5. If Amendment, Date of Original (Month/Year)
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	February 19, 2002	P	V	225,100,000	A	$0.018	239,292,540	D& I	President of Axia Group, Inc.

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	4. Trans-action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4,& 5)		6. Date Exercisable and Expiration Date (Month/ Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv-ative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Owner-ship Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Owner-ship (Instr. 4)
			Code	V	(A)	(D)	Date Exer-cisable	Expir-ation Date	Title	Amt.. or No. of Shares

Explanation of Responses: 239,292,540 shares are beneficially attributed to Mr. Surber as President of Axia Group, Inc. which directly owns 225,705,000 shares and indirectly owns 7,038,340 shares through subsidiaries. As a result of the purchase of shares of Kellys Coffee Group, Inc. described herein, Kellys Coffee Group, Inc. became a majority owned subsidiary of Axia Group, Inc. As part of the transaction, Kellys acquired as subsidiaries, Hudson Consulting Group, Inc., which owns 3,904,720 shares of Kellys Coffee Group, Inc. and Oasis International Hotel & Casino, Inc. which ownes 3,133,620 shares of Kellys Coffee Group, Inc.

** Intention misstatements or omission of facts constitute Federal Criminal Violations.

Date: February 20, 2001

/s/ Richard D. Surber

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

SEC 1474 (8-92)